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                                                                      Exhibit 11

              STATEMENT REGARDING COMPUTATION OF EARNINGS PER SHARE

                                                                 YEAR ENDED
                                                              DECEMBER 31, 2002
                                                              ------------------
Income available to common stockholders.................      $        7,123,392

Weighted average shares outstanding.....................               5,141,486

Basic earnings per share................................      $             1.39

Income for diluted earnings per share...................      $        7,123,392

Total weighted average common shares and
 equivalents outstanding for diluted computation........               5,141,486

Diluted earnings per share..............................      $             1.39